UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

(Commission File No. 001-43312)

Vicore Pharma Holding AB

(Translation of registrant’s name into English)

Kornhamnstorg 53

SE-111 27 Stockholm,

Sweden

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Changes to Management

On July 6, 2026, Vicore Pharma Holding AB (the “Company”) issued a press release announcing the appointment of Rob Slack, PhD, FRSB to serve as the Company’s Chief Scientific Officer. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release, dated July 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicore Pharma Holding AB

By:	/s/ Ahmed Mousa
Name:	Ahmed Mousa
Title:	Chief Executive Officer

Date: July 6, 2026